Exhibit 99.144

NexTech AR Acquires Work From Home (WFH) Virtual Events
Webcasting Live Streaming
Software Company Jolokia

The combined companies launching AR first Virtual Conferences

New York, NY – Toronto, ON –April 30th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), a leader in augmented reality for eCommerce and AR learning applications, is pleased to announce that it has acquired virtual events, remote video training, live streaming software company Jolokia; whose customers include, Merck, Johnson & Johnson, Toyota, Viacom, Polycom and others. The Jolokia platform generated $1mill USD in SaaS revenue for 2019.

The transaction was an all stock purchase with an initial payment to Jolokia shareholders of 1 million common shares of NexTech AR Solutions in restricted stock at a deemed price of $1.00 USD ($1.38 CAD) per share. The terms included a 12 month earn out, if the platform generates up to $4million in additional revenue an additional $4mill in restricted stock can be issued.

Pete Mastin, CEO of Jolokia comments, “With the integration of NexTech’s augmented reality holograms, our Inferno platform is well positioned as the most advanced Event Management and Digital Video Learning Platform in market today. Combining live broadcasting with Interactive Video, Artificial Intelligence and Holograms, corporations are now able to rapidly deliver immersive, engaging learning experiences anywhere.” He continues, “We are very excited to merge with NexTech AR as we believe the combination of our Inferno Platform with NexTech’s formidable tech stack will create a new generation of Learning & Development products that will gamify the learning experience in a way that has not been seen before.”

Mark Pace CTO/Co-Founder of Jolokia comments, “I am extremely enthusiastic about participating in the melding of Augmented reality with our Inferno advanced learning platform. It has always been a vision of ours to build a platform that allowed learners to rapidly move from maximal engagement via interactive video and gamification of video learning content - to experiential learning through Augmented reality and ultimately virtual reality. With Apple, Google (and others) releasing VR glasses in the next 12 months - we know that the next generation of learning platforms has to include these technologies - and the combination of our technology stack with NexTech AR’s puts us in the position to be a dominant player in the space.”

Evan Gappelberg, CEO of NexTech commented, “We are thrilled to close on this acquisition and welcome the Jolokia team of 10 to NexTech. Jolokia has built an impressive SaaS platform for education and product training which when combined with AR creates a truly unique and industry leading virtual events product offering.” Gappelberg continues, “Imagine watching a training video, or going to a virtual conference or webinar and being able to take what you are seeing on screen and put it in the room with you as a 3D/AR volumetric experience. The integration of AR in video training, virtual conferences or webinars provide us with a competitive differentiation and a very timely addition to our AR omni-channel offerings. With the spread of the Coronavirus all governments, Learning Institutions and Corporations are forcing a huge paradigm shift in society to remote work, training and learning, creating what we believe will be strong demand for this type of product offering.”

With corporate meetings and events going virtual through online collaboration and web conferencing tools, NexTech has developed a method to seamlessly integrate 3D photo realistic holograms of people and products to these virtual events through it’s ARitize App. Whether you need to host a full-featured conference, a keynote for a major product announcement, a virtual booth to welcome your partners, investors, and advocates, or remote training sessions, NexTech is able to help you reach the heart of your audience, with our unique AR touch.

Try our demonstration video - https://vimeo.com/398866849

The Global Coronavirus pandemic has disrupted all large gatherings. Demand for remote training is surging which will undoubtedly drive awareness and adoption of the company’s video conferencing, live streaming and remote training platform with integrated AR features. Many global companies including Google, Microsoft, Twitter. Hitachi, Apple, Amazon, Chevron, Salesforce and Spotify have rolled out mandatory work-from-home policies amid the spread of Covid-19. The fast-spreading Covid-19, has increased demand for Jolokia’s software as schools close, business travel, conferences and leisure travel are all cancelled and more employees work from home. The work-from-home trend had already started with ZOOM’s (ZM) popularity before the Coronavirus. Now that the Coronavirus has emerged, demand has surged which should drive demand for the merged company’s remote-work AR tools which include: AR-virtual conferences,AR-live streaming, AR-webcasting, AR-remote training.

About NexTech AR Solutions Corp.

NexTech is one of the leaders in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two-pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™.

The company is pursuing four multi-billion-dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for eCommerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first  ‘full funnel’ end-to-end eCommerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it on’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets - YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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